Mail Stop 4561

November 26, 2008

Kevin Kelly
President
Patient Portal Technologies, Inc.
8276 Willett Parkway
Baldwinsville, NY 13027

> **Re: Patient Portal Technologies, Inc.**
> **Form 8-K filed November 17, 2008**
> **Form 8-K/A filed November 18, 2008**
> **File No. 000-53145**

Dear Mr. Kelly:

We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief